CUSIP No. 05460X109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Axion Power International, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

05460X109
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

September 15, 2009
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05460X109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 18,571,429.5
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 18,571,429.5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,571,429.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 50.9%(1)

(14)	Type of Reporting Person (See Instructions) IN

_______________
(1)           Based on 36,453,438 shares of Common Stock outstanding, calculated in accordance with Rule 13d.  See Item 5 for a more detailed description.

CUSIP No. 05460X109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 18,571,429.5
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 18,571,429.5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,571,429.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 50.9%(1)

(14)	Type of Reporting Person (See Instructions) IN

_______________
(1)           Based on 36,453,438 shares of Common Stock outstanding, calculated in accordance with Rule 13d.  See Item 5 for a more detailed description.

CUSIP No. 05460X109

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 18,571,429.5
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 18,571,429.5

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,571,429.5

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 50.9%(1)

(14)	Type of Reporting Person (See Instructions) OO

_______________
(1)           Based on 36,453,438 shares of Common Stock outstanding, calculated in accordance with Rule 13d.  See Item 5 for a more detailed description.

CUSIP No. 05460X109

Item 1.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission on April 30, 2008 (the “Initial Schedule 13D”) and prior amendment thereto.  Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D and prior amendment thereto.

This Amendment No. 2 is being made to disclose certain changes in the beneficial ownership of the shares of Common Stock of the Issuer held by the Reporting Persons.  Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D and prior amendment thereto.

Item 4.

On September 22, 2009, the Issuer and the Reporting Persons entered into an Amendment to Warrants and Securities Purchase Agreement (the “Amendment”), amending the Warrant and Securities Purchase Agreement entered into by and between them on January 14, 2008 (the “Agreement”).  A copy of the Amendment is attached hereto as Exhibit B and its text is incorporated herein by this reference.  The Amendment provides for:

(i)	The waiver by the Reporting Persons of certain rights and liquidated damages described and reported in Item 5(c),

(ii)	The agreement of the Reporting Persons to make additional investment in the Issuer described and reported in Item 5(c); and

(iii)          The appointment as their representatives to the Board of Directors of the Issuer (the “Board”) the following three persons, each to serve terms of three years:  David Anthony, Joseph Bartlett and David Gelbaum.  These three nominees of the Reporting Persons were elected to the Board on September 23, 2009.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retain their right to modify their plans with respect to the transactions described in this Amendment No. 2, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.    Interest in Securities of the Issuer

(a)   As of the date of this Amendment No. 2, each reporting person beneficially owns 18,571,429.5 shares of Common Stock, which are held of record by the Trust.

(b)   Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c)   On September 22, 2009, the Issuer and Reporting Persons entered into the Amendment, the material terms of which are as follows:

1.             The exercise price for all warrants previously issued by the Issuer to the Reporting Persons is reset from $2.60 per share to $0.75 per share.

CUSIP No. 05460X109

2.             Any previously accrued liquidated damages under the Agreement to the date of the Amendment are waived.

3.             The Issuer  caused to be elected to its board of directors three persons named by the Reporting Persons, each to serve a three year term.  See Item 4 of this Amendment No. 2.

4.             The Reporting Persons have agreed to invest an additional $2,000,000 in connection with a minimum $10 million capital raise by the Issuer upon certain terms and conditions as set forth in the Amendment.

5.           Deadlines in the Agreement for filing of post effective amendments are extended from 7 business days to 15 business days and 30 calendar days to 60 calendar days.

The Amendment  resolves certain milestones set forth in the Agreement which were not fully met due to the non-completion of the Production Contract (as defined in the Agreement) which was entered into by the Issuer and delivered to the Reporting Persons on June 27, 2008.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)           Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 2 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

(b)           Amendment to Warrants and Securities Purchase Agreement entered into on September 22, 2009

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 2 to Schedule 13D.

Exhibit B:  Amendment to Warrants and Securities Purchase Agreement entered into on September 22, 2009

CUSIP No. 05460X109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: September 29, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 05460X109

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 2 to Schedule 13D

The undersigned agree that Amendment No. 2 Schedule 13D with respect to the Common Stock of Axion Power International, Inc. is a joint filing being made on their behalf.

Dated: September 29, 2009	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit B